                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                                  NESTOR, INC.
                       ----------------------------------
                                (Name of Issuer)

                     common stock, par value $0.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    641074505
                       ----------------------------------
                                 (CUSIP Number)

                               William B. Danzell
                           Silver Star Partners I, LLC
                                    Suite 300
                            The Professional Building
                                2 Corpus Christi
                          Hilton Head Island, SC 29928
                                 (843) 785-2929
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                       ------------------------
 CUSIP No. 641074505                   13D              Page 2 of 6 Pages
---------------------------------                       ------------------------


========================================================================================================================
    1. NAME OF REPORTING PERSONS

           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Silver Star Partners I, LLC
------------------------------------------------------------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]

                                                        (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3. SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
    4. SOURCE OF FUNDS

       WC
------------------------------------------------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

------------------------------------------------------------------------------------------------------------------------
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------------------------------------------------------------------------------------------------------


NUMBER OF         7.   SOLE VOTING POWER                8,913,557
SHARES
BENEFICIALLY      8.   SHARED VOTING POWER              -0-
OWNED BY
EACH              9.   SOLE DISPOSITIVE POWER           8,913,557
REPORTING
PERSON           10.   SHARED DISPOSITIVE POWER         -0-


------------------------------------------------------------------------------------------------------------------------
   11. AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,913,557
------------------------------------------------------------------------------------------------------------------------
   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                                     [ ]
------------------------------------------------------------------------------------------------------------------------
   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       63.8%
------------------------------------------------------------------------------------------------------------------------
   14. TYPE OF REPORTING PERSON
       OO
========================================================================================================================

---------------------------------                       ------------------------
 CUSIP No. 641074505                   13D              Page 3 of 6 Pages
---------------------------------                       ------------------------

          This Amendment amends and restates the statement on Schedule 13D, as amended, of Silver Star Partners I, LLC, filed with the Securities and Exchange Commission on April 15, 2003 relating to the common stock, par value $0.01 per share, of Nestor, Inc., a Delaware corporation.


ITEM 1. SECURITY AND ISSUER.

Nestor, Inc., 400 Masssoit Avenue, Suite 200, E. Providence, Rhode Island 02914

common stock, par value $0.01 per share.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) The person filing this Statement is Silver Star Partners I, LLC, a Delaware limited liability company ("Silver Star"). William B. Danzell ("Mr. Danzell") is the Managing Director of Silver Star..

         (b) The business address of Silver Star and of Mr. Danzell is Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

         (c) The principal business of Silver Star is investing in securities in order to achieve certain investment objectives. Mr. Danzell, the Managing Director of Silver Star, also is the Chief Executive Officer and a director of the issuer. Mr. Danzell is the founder and President of Danzell Investment Management, Ltd., an investment management firm, located at Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

         (d) Neither Silver Star nor Mr. Danzell has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Silver Star nor Mr. Danzell has been during the last five years a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation of such laws.

         (f) Silver Star is a Delaware limited liability company and Mr. Danzell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used by Silver Star for the purchase of shares of the Company's common stock is working capital.

---------------------------------                       ------------------------
 CUSIP No. 641074505                   13D              Page 4 of 6 Pages
---------------------------------                       ------------------------

ITEM 4. PURPOSE OF TRANSACTION.

         Silver Star has acquired the Company's common stock for investment purposes, with a view to controlling the issuer, and has elected a majority of the issuer's board of directors, currently 4 of 7. The following directors of the issuer are affiliates of Silver Star: Mr. Danzell, Robert M. Krasne, Stephen
H. Marbut and David N. Jordan; Mr. Danzell also is Chief Executive Officer.

         Silver Star is considering acquiring up to 1,300,000 additional shares of the Company's common stock pursuant to conversion or payment in shares of the promissory note (see Item 5(c)) and/or through open market purchases; it reserves the right to review and change its plans and proposals for the issuer, but presently have no plans or proposals which relate to or would result in:

         (a)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation involving the issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (c) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter or bylaws, or other actions which may impede the acquisition of control of the issuer by any person;

         (g) Causing a class of securities of the issuer to be delisted from a national securities exchange o to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (i) Any action similar to any of those enumerated above.

---------------------------------                       ------------------------
 CUSIP No. 641074505                   13D              Page 5 of 6 Pages
---------------------------------                       ------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) As of the date hereof, based upon 13,961,238 shares of common stock outstanding, Silver Star is the beneficial owner of 8,913,557 shares of common stock of the issuer, or about 63.8%, excluding 87,670 shares in investment management accounts over which Mr. Danzell has power of attorney; and 6,200 shares owned by Mr. Danzell. By virtue of his position with Silver Star, Mr. Danzell may be deemed the beneficial owner of the shares held by Silver Star, but he disclaims beneficial ownership of such shares.

         (c) The issuer and Silver Star entered into an agreement as of October 10, 2003 pursuant to which Silver Star will invest up to $2,000,000 to be evidenced by a 7.0% promissory note of the issuer due January 15, 2004, convertible into shares of common stock at either (1) the price of the common shares to be issued to broker-dealers in a proposed offering in November 2003, or (2) a 20% discount from the 20-day moving average closing price of the common shares during the month of November 2003; the conversion price is non-dilutive from the time of setting the price to the conversion date.

         (d), (e) None/not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 5(c), there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Convertible promissory note due January 15, 2004

---------------------------------                       ------------------------
 CUSIP No. 641074505                   13D              Page 6 of 6 Pages
---------------------------------                       ------------------------


                                   SIGNATURES



         After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                SILVER STAR PARTNERS I, LLC


Date: October 16, 2003          By: __________________________________
                                    Name: William B. Danzell
                                    Title: Managing Director